

September 23, 2010

William E. McCracken
Chief Executive Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

      Re: CA, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2010
              Form 10-Q for the Quarterly Period Ended June 30, 2010
              File No. 001-09247

Dear Mr. McCracken:

We have reviewed your letter dated September 10, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 26, 2010.

Form 10-Q for the quarterly period ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Subscription and Maintenance Bookings, page 27

1.   We note your response to prior comment 3. Ensure that your disclosures in future filings clearly distinguish your discussion of new product transactions associated with renewals from those attributable to contracts executed outside of a renewal.

2.   We note from your response to prior comment 4 that contract duration can be affected by many factors and that there were no material modifications to your licensing strategy

during the quarter ended June 30, 2010. Further describe the underlying drivers of new product transactions generally having a shorter duration than renewals of existing contracts. In this regard, we note your statement in your July 21, 2010 conference call that the decrease in average contract length is reflective of customer preferences, in addition to your renewal portfolio. Tell us what consideration you gave to disclosing the impact of customer preferences on the trends in weighted average duration.

3.   You indicate in response to prior comment 4 that you did not feel that any disclosure associated with trends, events or uncertainties would be appropriate, other than disclosure of the slightly lower level of renewals expected for fiscal 2011. It would appear that the execution of several large contracts with longer than average lengths in the first quarter of fiscal 2010 would represent an event that may have an impact on the comparability of your future financial information. Please further explain the basis for your response.

4.   We note your response to prior comment 5 that your statement in your 10-K was not meant to address quarterly duration comparisons. Considering that the weighted average duration was down in the first quarter of fiscal 2011 as a result of the lower amount of scheduled renewals and several contract extensions with longer than average lengths executed in the first quarter of fiscal 2010, this would appear to also impact your annual weighted average duration. Further explain the basis for your statement in your 10-K.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director